UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 -------------
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                    -----------------------------------------
                              (Amendment No. 3)(1)


                              Laclede Steel Company
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  505606 10 3
                                 --------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          Birmingham Steel Corporation
                       1000 Urban Center Drive, Suite 300
                         Telephone Number (205) 970-1231
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 24, 1998
                        --------------------------------
                        (Date of Event Which Requires
                            Filing of this Statement)


                          If the filing person has previously  filed a statement
                     on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                                   ----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

       Schedule 13D                                      Forms
       ---------------------------------- -------------------------------------
       CUSIP No. 505606 10 3                              13D
       ---------------------------------- -------------------------------------

         1     NAME OF REPORTING PERSONS

               Birmingham Steel Corporation

       ------- ----------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                          (b)
       ------- ----------------------------------------------------------------
         3     SEC USE ONLY

       ------- ----------------------------------------------------------------
         4     SOURCE OF FUNDS
                        WC
       ------- ----------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
       ------- ----------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
       -------------------- ------ -------------------------------------------
            NUMBER OF         7    SOLE VOTING POWER 1,888,961

             SHARES

          BENEFICIALLY

            OWNED BY

              EACH

            REPORTING

           PERSON WITH
                            ------ -------------------------------------------
                              8    SHARED VOTING POWER        -0-

                            ------ -------------------------------------------
                              9    SOLE DISPOSITIVE POWER     1,888,961

                            ------ -------------------------------------------
                             10    SHARED DISPOSITIVE POWER   -0-
       ------- ---------------------------------------------------------------
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,888,961
       ------- --------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
       ------- ---------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        38.42%
       ------- ----------------------------------------------------------------
         14    TYPE OF REPORTING PERSON
                        CO

       Schedule 13D                                                      Forms
       ---------------------------------- -------------------------------------
       CUSIP No. 505606 10 3                              13D
       ---------------------------------- -------------------------------------

         1     NAME OF
               REPORTING
               PERSONS

               Midwest
               Holdings,
               Inc.
       ------- ----------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                          (b)
       ------- ----------------------------------------------------------------
         3     SEC USE ONLY

       ------- ----------------------------------------------------------------
         4     SOURCE OF FUNDS
                        WC
       ------- ----------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
       ------- ----------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
       -------------------- ------ --------------------------------------------
            NUMBER OF         7    SOLE VOTING POWER 1,888,961

             SHARES

          BENEFICIALLY

            OWNED BY

              EACH

            REPORTING

           PERSON WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER        -0-

                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER     1,888,961

                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER   -0-
       ------- ----------------------------------------------------------------
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,888,961
       ------- ----------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
       ------- ----------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        38.42%
       ------- ----------------------------------------------------------------
         14    TYPE OF REPORTING PERSON
                        CO

       Schedule 13D                                                      Forms
       ---------------------------------- -------------------------------------
       CUSIP No. 505606 10 3                              13D
       ---------------------------------- -------------------------------------

         1     NAME OF
               REPORTING
               PERSONS

               LCL
               Holdings
               II, LLC

       ------- ----------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                          (b)
       ------- ----------------------------------------------------------------
         3     SEC USE ONLY

       ------- ----------------------------------------------------------------
         4     SOURCE OF FUNDS
                        WC
       ------- ----------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
       ------- ----------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
       -------------------- ------ --------------------------------------------
            NUMBER OF         7    SOLE VOTING POWER 1,888,961

             SHARES

          BENEFICIALLY

            OWNED BY

              EACH

            REPORTING

           PERSON WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER        -0-

                            ------ --------------------------------------------
                              9    SOLE DISPOSITIVE POWER     1,888,961

                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER   -0-
       ------- ----------------------------------------------------------------
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,888,961
       ------- ----------------------------------------------------------------
         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES
       ------- ----------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        38.42%
       ------- ----------------------------------------------------------------
         14    TYPE OF REPORTING PERSON
                        CO

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 4.  Purpose of Transaction.

         Item 4 is amended by adding the following to the end of the penultimate paragraph entitled "Recent Events":

         In addition, on September 24, 1998, Midwest Holdings notified LCL Holdings I, pursuant to Section 2 of the Purchase Agreement, that it was canceling, terminating and rescinding the Voting Agreement and relinquishing and releasing the Proxy as to any and all Shares as of September 24, 1998. The Reporting Persons presently intend not to retain or seek to reattain control over the Company.


Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is deleted in its entirety and replaced with the following:

         (a) According to the Form 10-Q Quarterly Report filed by the Company with the Securities and Exchange Commission for the quarter ended June 30, 1998, the Company has, as of July 31, 1998, 4,056,140 shares of Common Stock issued and outstanding. Accordingly, the 1,888,961 shares of Common Stock beneficially owned by the Reporting Persons (as more fully explained in paragraph (b) below) represent approximately 38.42% of the issued and outstanding shares of Common Stock. For purposes of calculating this percentage, the securities not outstanding which are subject to conversion privileges (i.e. 859,836 shares of Common Stock issuable upon conversion of the Holdings II Preferred Shares) are deemed to be outstanding. The Reporting Persons understand that, with the exception of Joseph Alvarado, William R. Lucas, Jr. and Robert A. Garvey, none of the Covered Persons named on Schedule A hereto is the beneficial owner of any shares of Common Stock. On July 30, 1997, Birmingham Steel transferred 100 of the Open Market Shares to each of Joseph Alvarado and William R. Lucas, Jr. as part of their agreement to become directors of the Company. Robert A. Garvey is the beneficial owner of 375 shares of Common Stock. Birmingham Steel disclaims any beneficial ownership of these shares.

         Item 5(b) is deleted in its entirety and replaced with the following:

         (b) As a result of the transactions described in Items 3 and 4, Birmingham Steel, either directly or through its ownership of Midwest Holdings, has the sole power to vote or to direct the vote of (i) the 1,009,325 Holdings II Common Shares, (ii) the 859,836 Holdings II Conversion Shares, and (iii) 19,800 of the Open Market Shares, for a total of 1,888,961 shares of Common Stock (assuming the conversion of all Holdings II Preferred Shares). Birmingham Steel, either directly or through its ownership of Midwest Holdings, has the sole investment, or dispositive, power with respect to (i) the 1,009,325 Holdings II Common Shares, (ii) the 859,836 Holdings II Conversion Shares, and (iii)
         19,800 of the Open Market Shares, for a total of 1,888,961 shares of Common Stock (assuming the conversion of all Holdings II Preferred Shares).

         On September 24, 1998, Midwest Holdings notified LCL Holdings I that it is canceling, terminating and rescinding the Voting Agreement and relinquishing and releasing the Proxy relating to the Holdings I Common Shares and the Holdings I Conversion Shares as of September 24, 1998. See "Recent Events" in Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is amended by adding the following:

         On September 24, 1998, Midwest Holdings notified LCL Holdings I that it is canceling, terminating and rescinding the Voting Agreement and relinquishing and releasing the Proxy relating to the Holdings I Common Shares and the Holdings I Conversion Shares as of September 24, 1998. See "Recent Events" in Item 4.


Item 7. Material to be Filed as Exhibits.

         Item 7 is amended by adding the following exhibit:

          Exhibit G - Letter from Midwest Holdings,  Inc. to LCL Holdings I, LLC
          canceling,   terminating  and  rescinding  the  Voting  Agreement  and
          relinquishing and releasing the Proxy, dated September 24, 1998

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1998.


                          BIRMINGHAM STEEL CORPORATION


                              By:      William R. Lucas, Jr.
                                       ---------------------------
                                       William R. Lucas, Jr.
                              Its:     Executive Vice President -
                                       Administration and General Counsel

                          MIDWEST HOLDINGS, INC.


                              By:      William R. Lucas, Jr.
                                       --------------------------
                                       William R. Lucas, Jr.
                              Its:     Executive Vice President -
                                       Administration and General Counsel

                         LCL Holdings II, LLC


                              By:      William R. Lucas, Jr.
                                       --------------------------
                                       William R. Lucas, Jr.
                              Its:     Manager

                                INDEX TO EXHIBITS


          Exhibit G

          Letter from Midwest Holdings, Inc. to LCL Holdings I, LLC canceling, terminating and rescinding the Voting Agreement and relinquishing and releasing the Proxy, dated September 24, 1998, 1998

EXHIBIT G



                   Cancellation of Proxy and Voting Agreement

                                  July 29, 1998

Via Facsimile and Federal Express

LCL Holdings I
c/o Ivaco, Inc.
Place Mercantile
770 Rue Sherbrooke Ouest
Montreal, Quebec, Canada H3A 1G1
Attn:  Guy-Paul Massicotte, Esq.

         Re:  Proxy and Voting Agreement Relating to Laclede Stock

Gentlemen:

         This letter is to inform you that Midwest Holdings, Inc. ("Midwest"), pursuant to Section 2 (the "Voting Agreement") of the Purchase Agreement dated as of September 26, 1997 by and among Ivaco, Inc., LCL Holdings I, LLC ("LCL"), Midwest and Birmingham Steel Corporation, hereby cancels the Voting Agreement and related proxy (the "Proxy"), which was granted to Midwest by LCL on September 26, 1997 relating to the 1,009,325 shares of common stock, par value $.01 per share, of Laclede Steel Company ("Laclede") and the 183,333 shares of Series A Preferred Stock, no par value, of Laclede (collectively, the "Shares") owned by LCL, as to any and all of the Shares as of September 24, 1998. In addition, Midwest hereby informs you of its intention, from and after the date hereof, to exercise its proxy and voting rights over the Shares on a neutralized basis in any shareholder vote prior to September 24, 1998 (i.e., in proportion to the votes otherwise cast on matters presented to the shareholders of Laclede).

Sincerely,

MIDWEST HOLDINGS, INC.


By:       William R. Lucas, Jr.
          -------------------------
Name:     William R. Lucas, Jr.
Title:    Executive Vice President